SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Bloom Energy Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

093712107
(CUSIP Number)

July 27, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐    Rule 13d-1(c)

☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 093712107	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS

Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada
	5	SOLE VOTING POWER:

		21,633,674(1)
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		0
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		21,633,674(1)
	8	SHARED DISPOSITIVE POWER:

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,633,674(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

51.1%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) Represents the sum of (i) 21,321,099 shares of the Issuer’s Class A Common Stock issuable upon conversion of 21,321,099 shares of the Issuer’s Class B common stock that are issuable upon conversion of $239,862,374 in aggregate principal amount of 6% Convertible Senior Secured PIK Notes due 2020 (the “6% Notes”) held by the Reporting Person at a conversion price of $11.25 and (ii) 312,575 shares of the Issuer’s Class A common stock issuable upon conversion of 312,575 shares of the Issuer’s Class B common stock that became issuable to the Reporting Person pursuant to the automatic cashless exercise of a warrant immediately prior to the completion of the Issuer’s initial public offering. The Class B common stock is convertible into the Issuer’s Class A common stock on a 1-for-1 basis (a) at the holder’s option or (b) upon any transfer except certain permitted transfers. All the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock upon the date that is the earliest to occur of (i) immediately prior to the close of business on the fifth anniversary of the closing of Issuer’s initial public offering, (ii) immediately prior to the close of business on the date on which the outstanding shares of Class B common stock represent less than five percent (5%) of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, (iii) the date and time, or the occurrence of an event, specified in a written conversion election delivered by KR Sridhar to the Secretary or Chairman of the Board to so convert all shares of Class B common stock, or (iv) immediately following the date of the death of KR Sridhar. The $239,862,374 in aggregate principal amount of 6% Notes includes $1,193,345 in aggregate principal amount of payment-in-kind interest notes (“PIK Notes”) that became payable for the July 2018 interest period in connection with the 6% Notes.

(2) Calculated as a fraction, expressed as a percentage, the numerator of which consists of 21,633,674 shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the Reporting Person and the denominator of which consists of (i) 20,700,000 shares of Class A common stock outstanding following the completion of the Issuer’s initial public offering and (ii) only those shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the Reporting Person, pursuant to Rule 13d-3(d)(1).  If such denominator were to include all shares of Class A common stock issuable upon conversion of all 88,066,223 shares of Class B common stock outstanding, the Reporting Person’s beneficial ownership of Class A common stock would account for 16.6% of Class A common stock.

CUSIP No. 093712107	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Bloom Energy Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

1299 Orleans Drive, Sunnyvale, California 94089

Item 2(a).	Name of Person Filing

Canada Pension Plan Investment Board

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person is as follows:

One Queen Street East

Suite 2500

Toronto, Ontario

M5C 2W5

Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Class A Common Stock (“Class A Common Stock”)

Item 2(e).	CUSIP Number

093712107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☒	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:
Employee benefit plan.

CUSIP No. 093712107	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 on page 2.

(b)	Percent of Class:

See Item 11 on page 2.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 5 on page 2.

(ii)	shared power to vote or to direct the vote:

See Item 6 on page 2.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 on page 2.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the Canadian regulatory scheme applicable to employee benefit plans is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 093712107	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 10, 2018

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
	Name:	Patrice Walch-Watson
	Title:	Senior Managing Director, General Counsel and Corporate Secretary